The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

                      February 28, 2007

By EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Cash

Re:	The Dewey Electronics Corporation, File No. 02892 Form 10-K for the fiscal year ended June 30, 2006

Ladies and Gentlemen:

Set forth below are the responses by The Dewey Electronics Corporation (the “Company”) to the comment letter dated February 1, 2007 from John Cash of the staff of the Securities and Exchange Commission (the “Commission”) to Stephen P. Krill regarding the Company’s report on Form 10-K for the fiscal year ended June 30, 2006. The numbered headings and paragraphs below correspond to the comment letter. For your reference, following each numbered paragraph, we have reproduced in boldface text the comment that corresponds thereto.

Note 1.   Business and Summary of Significant Accounting Policies
A.   Revenue Recognition, page 29

1.
We note that you recognize revenue under defense contracts using the percentage of completion method of accounting. Please provide us with the following additional information regarding the revenue recognition policies in your Electronics segment:

•	Provide us a summary of the material terms and provisions of your contract to provide 2kW generators to the US Army and other Department of Defense agencies;

Company response:

The Company’s contract to provide 2kW tactical military generators to the US Army and other Department of Defense agencies is a 10-year, firm fixed price, indefinite delivery/indefinite quantity contract covering two models of generator sets, one providing 120 volts of alternating current and the other providing 28 volts of direct current. Production and shipments under the contract are determined by periodic delivery orders issued by, and at the discretion of, the customer, which specify the quantity, date, price and place of delivery. Delivery orders may be for a single shipment or multiple shipments and are of varying quantities. The contract, which is scheduled to expire in September 2011, includes the standard clause allowing termination of the contract at the convenience of the US government. This clause includes the contractor’s remedy for such termination, which in addition to covering the contractor’s costs incurred, allows a reasonable profit on uncompleted work towards orders placed and not yet delivered.

•	Explain to us how you recognize revenue under this contract and tell us the accounting literature you are relying on;

Company response:

Since the inception of this contract, revenue has been recognized using the “Percentage of Completion Method” as allowed by Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Specifically, paragraph 22 of SOP 81-1 states:

"This section sets forth the recommended basis for using the percentage-of-completion method and the reasons for the recommendation. Under most contracts for construction of facilities, production of goods, or provision of related services to a buyer's specifications, both the buyer and the seller (contractor) obtain enforceable rights. The legal right of the buyer to require specific performance of the contract means that the contractor has, in effect, agreed to sell his rights to work-in-progress as the work progresses. This view is consistent with the contractor's legal rights; he typically has no ownership claim to the work-in-progress but has lien rights. Furthermore, the contractor has the right to require the buyer, under most financing arrangements, to make progress payments to support his ownership investment and to approve the facilities constructed (or goods produced or services performed) to date if they meet the contract requirements. The buyer's right to take over the work-in-progress at his option (usually with a penalty) provides additional evidence to support that view. Accordingly, the business activity taking place supports the concept that in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses. Also under most contracts for the production of goods and the provision of related services that are accounted for on the basis of units delivered, both the contractor and the customer obtain enforceable rights as the goods are produced or the services are performed. As units are delivered, title to and the risk of loss on those units normally transfer to the customer, whose acceptance of the items indicates that they meet the contractual specifications. For such contracts, delivery and acceptance are objective measurements of the extent to which the contracts have been performed. The percentage-of-completion method recognizes the legal and economic results of contract performance on a timely basis. Financial statements based on the percentage-of-completion method present the economic substance of a company's transactions and events more clearly and more timely than financial statements based on the completed-contract method, and they present more accurately the relationships between gross profit from contracts and related period costs. The percentage-of-completion method informs the users of the general purpose financial statements of the volume of economic activity of a company."

As the contract between the Company and US Army provides enforceable rights for both the buyer and the seller -- the right of the Company to require progress payments, and the right of the customer to take over work-in-process at its option (termination of the contract at the convenience of the US government) -- the Company believes that percentage of completion accounting is an appropriate method.

•
If you recognize revenue under this contract using the percentage of completion method of accounting, explain to us how you estimate total revenue and total contract costs, particularly in light of your disclosure that this contract is an indefinite delivery, indefinite quantity contract;

Company response:

Total revenue is determined on the basis of individual delivery orders issued by the customer, which specify the price and quantity to be delivered. For each delivery order the cost of materials, labor and overhead are accumulated on a work order or work orders issued to build the generator sets and the total of these costs are compared to estimates of expected total costs for the delivery order. Estimated costs are based on previously completed work orders and are reviewed to incorporate changes in costs of materials, labor and overhead.

•	Explain to us when “contract costs and related estimated profits in excess of billings” are expected to be billed and paid based on current contract provisions; and

Company response:

Contract costs and estimated profits in excess of billings are billed to the customer at the time of acceptance of the generator sets. This generally occurs within 6 to 8 weeks after work first begins on a work order to produce generator sets. Payment of the invoice by the customer is generally made within 30 days after the invoice date by electronic funds transfer.

•	Tell us when and how you recognize revenue related to replacement parts and other short-term business contracts.

Company response:

The Company uses the percentage of completion method to recognize revenue for its replacement parts business when the dollar amount of revenue to be recognized in a future period or periods is material and the duration of the work to be performed will span multiple reporting periods. A work order or work orders are used to accumulate the cost of material, labor and overhead incurred for each such order for replacement parts and the total of those costs are compared to the total estimated cost to complete the order. Revenue and earnings for all other orders for replacement parts are recorded when deliveries of product are made and title and risk of loss have been transferred to the customer and collection is probable.

We also wish to advise the Staff, that, in response to the Staff’s comments, the Company has modified Note 1. Significant Accounting Policies - Revenue Recognition to the Company’s condensed financial statements, commencing with the Company’s report on Form 10-QSB for the fiscal quarter ended December 31, 2006, which was filed with Commission on February 14, 20071, to read as follows:

“Revenues and estimated earnings under long-term defense contracts (including research and development contracts) are recorded using the percentage-of-completion method of accounting, measured as the percentage of costs incurred to estimated total costs of each contract. For the Company’s indefinite delivery, indefinite quantity contract to provide 2kW generator sets to the military and for orders from other government subcontractors for 2kW generators, percentage-of-completion calculations are based on individual “Delivery Orders” which are periodically received for specified quantities. For research and development contracts total costs incurred are compared to total expected costs for each contract.

The Company uses the percentage-of-completion method to recognize revenue for its replacement parts business when the dollar amount of the order to be delivered in a future period or periods is material, and the duration of the work will span multiple reporting periods. Revenue and earnings for all other orders for replacement parts are recorded when deliveries of product are made and title and risk of loss have been transferred to the customer and collection is probable.

For those contracts where revenue has been recognized using the percentage-of-completion method of accounting, provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

In the Leisure and Recreation segment, revenues and earnings are recorded when deliveries of product are made and title and risk of loss have been transferred to the customer and collection is probable.”

I. Capitalized Development Costs, page 30

2.
We note that you have $703,799 of capitalized development costs on your balance sheet at June 30, 2006 and 2005 and at September 30, 2006. Please tell us what accounting literature you are relying on to capitalize these costs. Please tell us: the specific nature of the costs; when they were incurred; why they were incurred; and

_____________________
1  The Company is a “small business issuer” (as defined in Rule 12b-2) and commenced filing reports utilizing the forms for small business issuers beginning with its report on Form 10-QSB for the first quarter of fiscal year 2007 (the three-month period ended September 30, 2006).

how they will be recovered. We note that you regularly assess this asset for impairment. Please explain to us the specific factors you consider in assessing this asset for impairment and explain to us why, how and when you believe this asset will be recovered.

Company response:

In capitalizing these costs the Company relied on Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs”. Specifically, paragraph 10(e), which includes as an example of activities typically excluded from research and development, “(e) adaptation of an existing capability to a particular requirement or customer’s need as part of a continuing commercial activity”. As discussed further below, the Company’s development efforts were undertaken to adapt the Company’s existing 2kW generator set in response to the request of its customer, the US Army, for a lighter, quieter and more efficient product. The capitalized costs consist primarily of subcontracted technology services required to design, develop and build working prototypes of the new version of the 2kW generator set as well as material and labor.

The Company’s self-funded development efforts to adapt its existing 2kW generator set technology began in November of 2001 and ended in August of 2004 when the Company was awarded a research and development contract by the U.S Army to continue these efforts on a funded basis. No additional self-funded costs have been incurred or capitalized for development efforts since this contract was awarded.

Work under this research and development contract continued into September of 2006 when funding was substantially exhausted. In September 2006 the Company was granted an extension of the contract to allow work toward a contract modification incorporating additional funding and a limited amount of work was performed through December 2006 using most of the remaining funding from the contract. A second extension was granted in late December 2006 to allow the Company to continue to work toward obtaining a contract modification incorporating additional funding.

In late January 2007 the U.S. Army informed the Company that there had been a significant change in Army staff and priorities related to the 2kW Generator Program, away from longer-term development efforts toward shorter-term improvements of the product, and that there would be no further funding under the contract. A final extension was granted through March 31, 2007 to allow the Company to prepare and submit final reports and documents for the completion of the contract. As a result of this development regarding funding, the Company’s management determined that the Company did not possess the resources to continue development efforts on its own and that it was more likely than not that the Company would not recover the asset. Accordingly, as reported in the Company’s Form 8-K filed on January 31, 2007 and Form 10Q-SB filed on February 14, 2007, the Company expects to write-off to operating expense an impairment of all of its capitalized development costs. This impairment charge will be reflected in the Company’s financial statements for the fiscal quarter ending March 31, 2007.

As noted above, the Company’s self-funded development efforts were undertaken in response to its customer’s request for a lighter, quieter, more efficient 2kW military tactical generator that would largely replace the Company’s existing product (which the Company supplies to the US Army pursuant to its 10 year contract described in response to Question 1 above). The Company regularly performed an assessment of whether its capitalized development costs are recoverable. The fact that the military was funding the continued development efforts demonstrated the customer’s continued interest in pursuing this adaptation of the Company’s product. Estimates of projected sales based on the customer’s demand for the existing product supported recovery of the asset within the timeframe of the Company’s existing contract to provide 2kW military tactical generators at a price the Company’s management believed would be acceptable to the customer.

When reviewing these capitalized development costs for impairment the Company took into consideration several factors including (1) an assessment of the intended market for its product to identify any significant change that would diminish chances for recoverability, (2) whether the technical aspects of the costs capitalized are still appropriate and applicable to the overall effort and would be incorporated in the final design, (3) the ability to recover these costs through inclusion in product pricing upon bringing the results of these development efforts to market.

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In connection with this letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the staff’s comments. Please call Stephen P. Krill at (201) 337-4700 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

THE DEWEY ELECTRONICS CORPORATION

/s/ Stephen P. Krill
Stephen P. Krill, Treasurer